SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 22)

                           LSB INDUSTRIES, INC.
                           --------------------
                             (Name of Issuer)

                       COMMON STOCK, PAR VALUE $.10
                      ------------------------------
                      (Title of Class of Securities)

                               5021600-10-4
                              -------------
                              (CUSIP Number)

                              Jack E. Golsen
                           16 South Pennsylvania
                      Oklahoma City, Oklahoma  73107
                              (405) 235-4546
               ---------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               June 14, 1995
          -------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class. See Rule 13d-7.)

Note: Six (6) copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 5021600-10-4

(1)   Names of Reporting Persons,                    Jack E. Golsen
      S.S. or I.R.S. Identification                  ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         284,361

Number of Shares        (8)   Shared Voting Power     2,744,116
Beneficially
Owned by Each           (9)   Sole Dispositive          284,361
Reporting Person              Power
With:
                        (10)  Shared Dispositive      2,744,116
                              Power

(11)  Aggregate Amount Beneficially                   3,028,477
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         22.2%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)


(1)   Names of Reporting Persons,                  Sylvia H. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power     2,744,116
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive      2,744,116
                              Power

(11)  Aggregate Amount Beneficially                   2,744,116
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         20.4%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)


(1)   Names of Reporting Persons,                  Golsen Petroleum
      S.S. or I.R.S. Identification                Corporation
      Nos. of Above Persons                        73-079-8005


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 Oklahoma
      zation

                        (7)   Sole Voting Power               -

Number of Shares        (8)   Shared Voting Power     1,575,132
Beneficially
Owned by Each           (9)   Sole Dispositive                -
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,575,132
                              Power

(11)  Aggregate Amount Beneficially                   1,575,132
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         11.7%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          CO
      Instructions)


(1)   Names of Reporting Persons,                  Barry H. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         249,563

Number of Shares        (8)   Shared Voting Power     1,738,592
Beneficially
Owned by Each           (9)   Sole Dispositive          249,563
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,738,592
                              Power

(11)  Aggregate Amount Beneficially                   1,988,155
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         14.8%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)


(1)   Names of Reporting Persons,                  Steven J. Golsen
      S.S. or I.R.S. Identification                ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power         209,934

Number of Shares        (8)   Shared Voting Power     1,631,040
Beneficially
Owned by Each           (9)   Sole Dispositive          209,934
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,631,040
                              Power

(11)  Aggregate Amount Beneficially                   1,840,974
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         13.7%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)


(1)   Names of Reporting Persons,            Linda Golsen Rappaport
      S.S. or I.R.S. Identification          ###-##-####
      Nos. of Above Persons


(2)   Check the Appropriate Box if                   (a) [ ]
      a Member of a Group (See                       (b) [X]
      Instructions)


(3)  SEC Use Only


(4)   Source of Funds (See Instruc-                  Not applicable
      tions)


(5)   Check if Disclosure of Legal
      Proceedings is Required Pur-
      suant to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organi-                 USA
      zation

                        (7)   Sole Voting Power          82,552

Number of Shares        (8)   Shared Voting Power     1,738,592
Beneficially
Owned by Each           (9)   Sole Dispositive           82,552
Reporting Person              Power
With:
                        (10)  Shared Dispositive      1,738,592
                              Power

(11)  Aggregate Amount Beneficially                   1,821,144
      Owned by Each Reporting Person

(12)  Check if the Aggregate Amount                         [X]
      in Row (11) Excludes Certain
      Shares (See Instructions)

(13)  Percent of Class Represented                         13.5%
      by Amount in Row (11)

(14)  Type of Reporting Person (See                          IN
      Instructions)


         This statement constitutes Amendment No. 22 to the Schedule 13D dated October 7, 1985, as amended (the "Schedule 13D"), relating to the common stock, par value $.10 a share ("Common Stock") of LSB Industries, Inc. (the "Company"). All terms not otherwise defined herein shall have the meanings ascribed in the Schedule 13D.

         This Schedule 13D is reporting matters with respect to the group consisting of Jack E. Golsen, Sylvia H. Golsen, Golsen Petroleum Corpor-ation ("GPC"), Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport.

         This Amendment No. 22 to the Schedule 13D is being filed as a result of a change in the facts contained in Amendment 21 to the Schedule 13D, which change may be considered a material change in the facts set forth in Amendment 21 to the Schedule 13D. The change is due to the following:

    (i) On June 14, 1995, GPC sold 10,000 shares of the Company's $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 ("Class C Preferred Stock") owned of record by GPC, at a sales price of $36.00 per share. Each share of Class C Preferred Stock is convertible, at the option of the holder, into 4.329 shares of Common Stock at a conversion price of $11.55 per share.

    (ii) In addition to the above, reference is made to Item 5(c) of this Amendment No. 22 for a discussion as to other transactions in the Company's Common Stock that were effected by certain reporting persons during the past sixty (60) days from the date of this Amendment No. 22.

Item 1.  Security and Issuer.

         Item 1 of this Schedule 13D is unchanged.

Item 2.  Identity and Background.

         Item 2 of this Schedule 13D is unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         This Item 3 is not applicable to the sale by GPC of 10,000 shares of the Class C Preferred Stock owned of record by GPC.

         Reference is made to Item 5(c) of this Amendment No. 22 for a discussion as to other transactions in the Company's Common Stock that were affected by certain reporting persons during the past 60 days from the date of this Amendment No. 22.

Item 4.  Purpose of Transaction.

         Item 4 of this Schedule 13D is unchanged.

Item 5.  Interest in Securities of the Issuer.

         (a) The following table sets forth the aggregate number and percentage of the class of Common Stock of the Company identified pursuant to Item 1 beneficially owned by each person named in Item 2:

         Person                    Amount                Percent(9)
         ______                    _______               _______

     Jack E. Golsen             3,028,477(1)(2)(6)         22.2%

     Sylvia H. Golsen           2,744,116(1)(6)(7)         20.4%

     GPC                        1,575,132(1)               11.7%

     Barry H. Golsen            1,988,155(1)(3)(6)         14.8%

     Steven J. Golsen           1,840,974(1)(4)(6)         13.7%

     Linda Golsen Rappaport     1,821,144(1)(5)(6)         13.5%

    ____________________

    (1) The amount shown includes 1,618,422 shares of Common Stock beneficially owned by GPC, which includes 533,333 shares that GPC has the right to acquire upon the conversion of 16,000 shares of the Company's Series B 12% Cumulative Convertible Preferred Stock ("Series B Preferred Stock") owned of record by GPC, with each share of Series B Preferred Stock being convertible into 33.3333 shares of Common Stock. The relation-ship between Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport and GPC is described in more detail in paragraph (b) of this Item 5.

    (2) The amount shown includes (a) 4,000 shares of Common Stock upon conversion of a promissory note, (b) 133,333 shares of Common Stock upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by J. Golsen, (c) 1,168,984 shares of Common Stock owned of record by Sylvia H. Golsen, wife of Jack E. Golsen, (d) 33,000 shares of Common Stock Jack
         E. Golsen may acquire upon exercise of a Non-Qualified Stock Option, and (e) 25,000 shares of Common Stock Jack E. Golsen may acquire upon exercise of incentive stock options of the Company.

    (3) The amount shown does not include (a) 533 shares of Common Stock that Barry Golsen's wife owns, in which Barry Golsen disclaims beneficial ownership, and (b) 65,840 shares of Common Stock owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen is the primary beneficiary, but of which Barry H. Golsen has no voting or dispositive control. Such amount does include (x) 27,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua
         B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, (y) 26,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, and (z) 5,000 shares of Common Stock which Barry H. Golsen may acquire upon exercise of incentive stock options of the Company.

    (4) The amount shown does not include 65,840 shares of Common Stock owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen is the primary beneficiary, but of which Steven J. Golsen has no voting or dispositive control. Such amount does include (a) 27,954 shares of Common Stock owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven
         J. Golsen is a Co-Trustee, (b) 27,954 shares of Common Stock owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, and (c) 5,000 shares of Common Stock which Steven J. Golsen may acquire upon exercise of incentive stock options of the Company.

    (5) The amount shown does not include 122,297 shares of Common Stock that Mrs. Rappaport's husband owns and 5,000 shares which Mr. Rappaport may acquire upon exercise of incentive stock options of the Company, all of which Mrs. Rappaport disclaims beneficial ownership. The amount shown does not include 65,840 shares of Common Stock owned of record by the Linda F. Rappaport 1992 Trust, of which Linda F. Rappaport is the primary beneficiary, but of which Linda F. Rappaport has no voting or dispositive control. Such amount does include (a) 27,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua B. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee, (b) 26,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 of which Linda F. Rappaport is a Co-Trustee.

    (6) Jack E. Golsen and Sylvia H. Golsen each disclaims beneficial ownership of (a) the shares of Common Stock owned of record by Barry H. Golsen, the shares of Common Stock that Barry H. Golsen has the right to acquire under the Company's incentive stock options, and the shares of Common Stock considered beneficially owned by Barry H. Golsen as a result of his position as trustee of certain trusts, (b) the shares of Common Stock owned of record by Steven J. Golsen, the shares of Common Stock that Steven J. Golsen has the right to acquire under the Company's incentive stock options, and the shares of Common Stock considered beneficially owned by Steven J. Golsen as a result of his position as trustee of certain trusts, and (c) the shares of Common Stock owned of record by Linda Golsen Rappaport, and the shares of Common Stock considered beneficially owned by Linda Golsen Rappaport as a result of her position as a trustee of certain trusts. Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport disclaim beneficial ownership of the shares of Common Stock of the Company beneficially owned by Jack E. Golsen and Sylvia H. Golsen, except for shares beneficially owned by GPC.

    (7) The amount shown does not include, and Sylvia H. Golsen disclaims beneficial ownership of (a) the 89,028 shares of Common Stock owned of record by Jack E. Golsen, (b) the 4,000 shares of Common Stock that Jack E. Golsen has the right to acquire upon the conversion of a promissory note, (c) the 33,000 shares of Common Stock that Jack E. Golsen may acquire upon exercise of a Nonqualified Stock Option, (d) the 133,333 shares of Common Stock which Jack E. Golsen has the right to acquire upon conversion of the 4,000 shares of Series B Preferred Stock owned of record by him, and (e) the 25,000 shares of Common Stock that Jack E. Golsen may acquire upon exercise of incentive stock options of the Company.

    (8) Shares of Common Stock of the Company not outstanding, but which may be acquired by a reporting person during the next sixty (60) days under options, warrants, rights or conversion privileges, are considered to be outstanding only for the purpose of computing the percentage of the class for such reporting person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

         (b) The following table sets forth, for each person and entity identified under paragraph (a), the number of shares of Common Stock as to which the person and entity has (1) the sole power to vote or direct the voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

                           Sole Voting and        Shared Voting
                              Power of             and Power of
    Person or Entity         Disposition           Disposition
    -----------------     -----------------     -----------------
    Jack E. Golsen            284,361(1)(5)      2,744,116(2)(3)

    Sylvia H. Golsen            None             2,744,116(2)(11)

    GPC                         None             1,575,132(4)

    Barry H. Golsen           249,563(5)(6)      1,738,592(2)(7)

    Steven J. Golsen          209,934(5)(8)      1,631,040(2)(9)

    Linda Golsen Rappaport     82,552(5)         1,738,592(2)(10)

    ____________________

    (1) The amount shown includes (a) 4,000 shares of Common Stock that Jack E. Golsen has the right to acquire upon conversion of a promissory note, (b) 133,333 shares of Common Stock that J. Golsen has the right to acquire upon the conversion of 4,000 shares of the Series B Preferred Stock owned of record by him,
         (c) 33,000 shares of Common Stock that J. Golsen has the right to acquire under a Non-Qualified Stock Option, and (d) 25,000 shares of Common Stock which Jack E. Golsen may acquire upon exercise of incentive stock options.

    (2)  See footnote (1) of (a) of this Item 5.

    (3) The amount shown includes 1,168,984 shares of Common Stock owned of record by Sylvia H. Golsen, the wife of Jack E.
         Golsen.

    (4)  See footnote (1) of (a) of this Item 5.

    (5)  See Footnote (6) under paragraph (a) of this Item 5.

    (6) The amount shown includes 5,000 shares of Common Stock which Barry Golsen may acquire upon exercise of incentive stock options of the Company.

    (7) The amount shown does not include 65,840 shares of Common Stock owned of record by the Barry H. Golsen 1992 Trust, of which Barry H. Golsen has no voting or dispositive power and 533 shares of Common Stock that Barry Golsen's wife owns in which Barry Golsen disclaims beneficial ownership. Heidi Brown Shear is the Trustee of such trust. Such amount does include (a) 27,954 shares of Common Stock owned of record by each of the Amy G. Rappaport Trust No. J-1 and Joshua B. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee, and (b) 26,888 shares of Common Stock owned of record by each of the Adam Z. Golsen Trust No. J-1, Stacy L. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1, of which Barry H. Golsen is a Co-Trustee.

    (8) The amount shown includes 5,000 shares which Steven J. Golsen may acquire upon exercise of incentive stock options of the Company.

    (9) The amount shown does not include 65,840 shares of Common Stock owned of record by the Steven J. Golsen 1992 Trust, of which Steven J. Golsen has no voting or dispositive power. Heidi Brown Shear is the Trustee of the trust. Such amount includes
         (a) 27,954 shares of Common Stock owned of record by the Amy G. Rappaport Trust No. J-1, of which Steven J. Golsen is a Co-Trustee, and (b) 27,954 shares of Common Stock owned of record by the Joshua B. Golsen Trust No. J-1, of which Steven
         J. Golsen is a Co-Trustee.

    (10) See footnote (5) under paragraph (a) of this Item 5.

    (11) See footnotes (6) and (7) under paragraph (a) of this Item 5.

         GPC is wholly owned by Sylvia H. Golsen (wife of Jack E. Golsen and 40% owner), Barry H. Golsen (20% owner), Steven J. Golsen (20% owner) and Linda Golsen Rappaport (20% owner). Barry H. Golsen, Steven
    J. Golsen and Linda Golsen Rappaport are the children of Jack E. Golsen and Sylvia H. Golsen. The directors and executive officers of GPC are Jack E. Golsen, Sylvia H. Golsen, Barry H. Golsen, Steven J. Golsen and Linda Golsen Rappaport.

         (c) During the past sixty (60) days from the date of this Amendment, the following transactions were effected in the Common Stock by a reporting person named in response to Paragraph (a) of this Item 5:

           On June 14, 1995, GPC sold 10,000 shares of the Company's Class C Preferred Stock owned of record by GPC, at a sales price of $36.00 per share, for an aggregate sales price of $360,000.00. Each share of Class C Preferred Stock is convertible into 4.329 shares of Common Stock at an exercise price of $11.55.

           On April 5, 1995, Barry H. Golsen and Steven J. Golsen each exercised his right to purchase shares of the Company's Common Stock under the Company's Incentive Stock Option Plans by acquiring 12,000 shares under the ISO granted to him, at a purchase price per share of $1.51, for an aggregate purchase price of $18,150. As consideration for the acquisition of such shares, Barry H. Golsen and Steven J. Golsen each transferred to the Company $1.62 cash and 2,963 shares of the Company's Common Stock owned by him and having a value on April 5, 1995, the date the 2,963 shares were delivered to the Company of $6.125 per share, for an aggregate market value of $18,148.38

         (d) GPC has delivered to the Company the sum of $31,385 pursuant to the terms of Section 16(b) of the Act, such amount representing the net profits received by GPC as a result of the sale of 10,000 shares of Class C Preferred Stock referenced in (c) of this Item
    3.  Also, see Item 6, below.

         (e)  Not applicable.

Item 6. Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the Schedule 13D is unchanged.

Item 7.  Materials to be Filed as Exhibits.

1. Client's Agreement between Jack E. Golsen and Paine Webber, Inc., is filed as Exhibit 1 to Amendment No. 5 to the Schedule 13D and is incorporated herein by reference.

2. Powers of Attorney executed by Barry H. Golsen, Steven J. Golsen, and Linda Golsen Rappaport are filed as Exhibit 6 to Amendment No. 3 to the
    Schedule 13D and are incorporated herein by reference.

3. Agreement of the reporting persons as to joint filing of this Schedule 13D, is filed as Exhibit 7 to Amendment No. 3 to the Schedule No. 13D and is incorporated herein by reference.

4.  Convertible Note between the Company and Jack E. Golsen filed as Exhibit
    (a) to the original Schedule 13D and is incorporated herein by reference.

5. Issuer's Proxy Statement dated July 14, 1986 setting forth the terms of the Company's Series B 12% Cumulative Convertible Preferred Stock is filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D and is incorporated herein by reference.

6. Non-Non-Qualified Stock Option Agreement, dated June 1, 1989, between the Company and Jack E. Golsen, is filed as Exhibit 12 to Amendment No. 8 to the Schedule 13D and is incorporated herein by reference.

7. Stacy L. Rappaport Trust No. J-1, is filed as Exhibit 14 to Amendment No. 13 to the Schedule 13D and is incorporated herein by reference. The Joshua B. Golsen Trust No. J-1, Adam Z. Golsen Trust No. J-1, Amy G. Rappaport Trust No. J-1, Lori R. Rappaport Trust No. J-1 and Michelle L. Golsen Trust No. J-1 are substantially similar to the Stacy L. Rappaport Trust No. J-1, except for the names of the trustees, and copies of the same will be supplied to the Commission upon request.

8. Barry H. Golsen 1992 Trust is filed as Exhibit 15 to Amendment No. 16 to the Schedule 13D and is incorporated herein by reference. The Steven J. Golsen 1992 Trust and Linda F. Rappaport 1992 Trust are substantially similar to the Barry H. Golsen 1992 Trust, and copies of the same will be supplied to the Commission upon request.

9. Agreement of Sylvia H. Golsen as to joint filing of this Schedule 13D is filed as Exhibit 15 to Amendment No. 18 and is incorporated herein by reference.

10. Customer's Agreement between Sylvia H. Golsen and Janney Montgomery Scott Inc., dated August 13, 1993, is filed as Exhibit 12 to Amendment No. 19 and is incorporated herein by reference.

11. Commercial Pledge Agreement, dated August 23, 1994, between CityBank & Trust and Jack E. Golsen is filed as Exhibit 11 to Amendment No. 20 and is incorporated herein by reference.

12. Commercial Pledge Agreement, dated December 5, 1994, between CityBank & Trust and Sylvia H. Golsen is filed as Exhibit 12 to Amendment No. 21 and is incorporated herein by reference.

13. Customer's Agreement between Sylvia H. Golsen and Stifel, Nicolaus & Company, Incorporated, dated March 29, 1995, is filed as Exhibit 13 to Amendment No. 21 and is incorporated herein by reference.

14. First Amendment to Non-Qualified Stock Option Agreement, dated March 2, 1994, and Second Amendment to Stock Option Agreement, dated April 3, 1995, each between the Company and Jack E. Golsen, are filed as Exhibit 14 to Amendment No. 21 and is incorporated herein by reference.

15. Margin Account Agreement, dated September 9, 1994, between National Financial Services Corporation ("NFSC") and Golsen Petroleum Corporation is filed as Exhibit No. 15 to Amendment 21 and is incorporated herein by reference. The Margin Account Agreement, dated September 9, 1994, between NFSC and Jack E. Golsen is substantially similar to the foregoing Margin Account Agreement, and a copy of the same will be supplied to the Commission upon request.

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   June 23, 1995.



                         /s/ Jack E. Golsen
                        ----------------------------
                        Jack E. Golsen

                        GOLSEN PETROLEUM CORPORATION



                        By /s/ Jack E. Golsen
                        -----------------------------
                          Jack E. Golsen, President


                         /s/ Barry H. Golsen               *
                        -----------------------------
                        Barry H. Golsen


                         /s/ Steven J. Golsen              *
                        -----------------------------
                        Steven J. Golsen


                         /s/ Linda Golsen Rappaport        *
                        -----------------------------
                        Linda Golsen Rappaport


                        *Executed by Jack E. Golsen pursuant to
                        Power of Attorney


                         /s/ Jack E. Golsen
                        ------------------------------
                        Jack E. Golsen



                         /s/ Sylvia H. Golsen
                        -------------------------------
                        Sylvia H. Golsen

MBEN:\K-M\LSB\13D\13DAMEND.22